Exhibit 99.1

New Pacific Reports Positive Preliminary Metallurgical Test Results from Carangas with 98% Gold Recovery from Cyanide Leach

VANCOUVER, BC, Nov. 21, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, are pleased to report the preliminary metallurgical testwork results of the five variability samples from its Carangas Silver-Gold Project in Oruro Department, Bolivia (the "Carangas Project" or the "Project"). This ongoing metallurgical testwork program consists of scoping-level cyanide leach and flotation testing and is carried out by Bureau Veritas's Metallurgical Division in Richmond, British Columbia, Canada.

Mineralized materials sampled from rejects of selected Carangas drill cores with assays were composited to five samples based on the type of mineralization and degree of oxidization.  Host rock sample is altered volcanoclastic rocks of dacitic-rhyolitic composition.

HIGHLIGHTS

Cyanide leach tests for the fresh gold samples for the sample with less than 1% sulfur content have achieved 98.8% gold recovery and the second gold sample with approximately 3% sulfur content achieved 98.5% gold recovery.

The near surface, overlying oxidized, oxidized to semi-oxidized, and fresh silver-lead-zinc samples were tested with cyanide leaching and flotation. The cyanide leach tests achieved silver recoveries of 84.1%, 85% and 74.3%, respectively.   Whole ore flotation tests achieved silver recoveries of 72-77%, 90-94% and 99%, respectively. Flotation tests for oxidized to semi-oxidized samples also achieved zinc recoveries of 93-95%. Furthermore, 98-99% lead and 96-97% zinc flotation recoveries were achieved for the fresh silver-lead-zinc sample.

These preliminary test results clearly demonstrate that high recovery rates can be expected for gold using cyanide leaching and for silver, lead, and zinc through conventional cyanide leaching and flotation for silver-lead-zinc mineralized materials. The results of testwork are summarized below in Table 1.

Table 1 Summary of scoping level metallurgy tests of Carangas Project

Whole Ore Cyanide Leach
Sample #	Mineralization	Degree of Oxidization	Recovery
1	Silver-Lead	Oxidized	84.1% silver recovery
2	Silver-Lead-Zinc	Oxidized to Semi- Oxidized	85.0% silver recovery
3	Silver-Lead-Zinc	Fresh	74.3% silver recovery
4	Gold	Fresh (sulfur<1%)	98.8% gold recovery
5	Gold	Fresh (sulfur ~3%)	98.5% gold recovery

Rougher Flotation
Sample #	Mineralization	Degree of Oxidization	Recovery
1	Silver-Lead	Oxidized	72 -77% silver recovery into silver/lead concentrate
2	Silver-Lead-Zinc	Oxidized to Semi- Oxidized	90-94% silver recovery and 93-95% zinc recovery into combined silver/lead and zinc concentrates
3	Silver-Lead-Zinc	Fresh	99% silver recovery, 98-99% lead recovery and 96-97% zinc recovery into combined silver/lead and zinc concentrates

Detailed Description

Sample 1

Sample 1 was an oxidized composite silver-lead sample consisting of drill core rejects from shallow depth (25-66 m) with head grades of 183 g/t silver and 1.20% lead. Zinc content was negligible. The majority of the lead was present in an oxidized form.

Initial whole ore cyanide leach testing showed that silver dissolved rapidly in cyanide solution with 84.1% silver recovery. Further cyanide leach tests along with gravity concentration will be carried out to improve silver recovery.

Early flotation testing indicated that silver recovery during rougher flotation was modest in the 72-77% range, and lead recovery was very poor. Further improvement work is in progress.

Sample 2

Sample 2 was an oxidized to semi-oxidized composite silver-lead-zinc sample consisting of core rejects from shallow depth (9-46 m) with head grades of 106 g/t silver, 0.86% lead and 0.47% zinc. A portion of the lead was present in an oxidized form.

Silver in this sample also dissolved rapidly in cyanide solution, and silver recovery was 85.0% based on a single cyanide leach test.  Silver recovery is expected to improve further with additional cyanide leach testing.

Sequential selective flotation was applied to Sample 2 to produce a silver/lead concentrate and a zinc concentrate. Initial flotation testing demonstrated promising recoveries for silver (90-94%) and for zinc (93-95%) into the combined silver/lead and zinc rougher concentrates. Lead recovery was relatively poor due to partially oxidized lead minerals. Based on what has been learned from Sample 1, lead recovery of Sample 2 is expected to increase considerably when the same approaches are applied.

Sample 3

Sample 3 was a fresh composite silver-lead-zinc sample consisting of core rejects from 110-172 m depths with head grades of 151 g/t silver, 0.85% lead and 1.28% zinc. Oxidation has not occurred in this sample.

Silver in Sample 3 dissolved very slowly in cyanide solution. After 72 hours, silver dissolution was still incomplete. Silver recovery was only 74.3% based on a single cyanide leach test. A number of options are available to increase silver recovery and will be explored in future testwork.

As with Sample 2, sequential selective flotation was applied to Sample 3 to produce separate silver/lead and zinc concentrates. Initial flotation testing showed excellent flotation performance for silver, lead and zinc. When silver/lead concentrate and zinc concentrate are combined, total recoveries were 99% for silver, 98-99% for lead and 96-97% for zinc.

Sample 4

Sample 4 was a fresh composite gold sample consisting of core rejects with low sulfur content from 425-754 m depths and a head grade of 2.5 g/t gold and 0.62% sulfur. Contents of silver, lead and zinc were very low. Preliminary cyanide leach testing demonstrated exceptionally high gold recoveries in a range of 98.2-99.2%.  Gold recovery was very robust and dropped only by 1.0% after grind size was coarsened from 80% passing 50 µm to 80% passing 150 µm, and cyanide concentration was reduced from 1.0 g/L NaCN to 0.50 g/L NaCN and oxygen sparging was replaced with air sparging. Sample 4 did not show any preg-robbing issue.

Sample 5

Sample 5 was a fresh composite gold sample consisting of core rejects with high sulfur content from 430-746 m depths and a head grade of 3.88 g/t gold and 3.07% sulfur. Contents of silver, lead and zinc were also insignificant. As with Sample 4, exceptionally high gold recoveries (97.2-99.0%) were achieved from initial cyanide leach tests. Gold recovery dropped only by 1.8% after grind size was coarsened from 80% passing 50 µm to 80% passing 150 µm, cyanide concentration was reduced from 1.0 g/L NaCN to 0.50 g/L NaCN and oxygen sparging was replaced with air sparging. Sample 5 also did not show any preg-robbing issue.

Preliminary Conclusion

Based on the preliminary metallurgical test results, the following recommendations can be made with respect to the selection of flowsheet for the future process plan:

For gold materials represented by Sample 4 and Sample 5, a simple process based on cyanide leach and carbon-in-pulp (CIP) can potentially achieve an average of 98.6% gold recovery.  A gravity concentration may be included to reduce gold lockup in the circuit. Gold dore will be the final product.

For silver-lead-zinc materials represented by Sample 2 and Sample 3, separate silver/lead concentrate and zinc concentrate will be produced by sequential selective flotation. The silver/lead concentrate may further be treated by cyanide leach to enable silver dore production at the mine site. The residue after cyanide leach can still be sold as silver/lead concentrate, although with significantly lower silver content.

For silver-lead-zinc materials represented by Sample 1, if lead can be effectively concentrated via flotation, the silver/lead concentrate will be produced first via bulk flotation. Gravity concentration may be included to increase silver and lead recoveries. The resultant silver/lead concentrate may also be treated by cyanide leach to enable silver dore production at the mine site. The residue from cyanide leach will be sold as silver/lead concentrate.  If the residue from cyanide leach cannot be sold as silver/lead concentrate, a fallback option for the materials similar to Sample 1 is the whole ore cyanide leach for silver dore production.

QUALIFIED PERSON

This metallurgy test program was designed and supervised by Dr. Jinxing Ji who is an internationally recognized metallurgist with more than 25 years experience in working for senior Canadian mining companies related to gold, silver, copper, zinc and lead recovery, including mineral/metallurgical research and test work, development of process flowsheet and process design criteria, scoping study, pre-feasibility study, feasibility study, engineering design, plant commissioning and plant operational support/optimization for projects/mines in Turkey, Greece, Canada, China, Romania, Brazil and Papua New Guinea. Dr. Ji was the Director, of Metallurgical Services for Eldorado Gold Corp. for 15 years and the Consulting/Research Metallurgist for Placer Dome Inc. for 10 years.

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is expected to deliver a new Mineral Resource Estimate Update and a PEA by the end of 2022. The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022 and a near surface broad gold zone was discovered  its first drill hole.

For further information, please contact:

New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward- looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 08:00e 21-NOV-22